UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         SCHEDULE 13D - AMENDMENT NO. 1

                    Under the Securities Exchange Act of 1934

                               Vialog Corporation
                        --------------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
                        --------------------------------
                         (Title of Class of Securities)

                                   92552X-106
                        --------------------------------
                                 (CUSIP Number)

           David Linsley                            With required copy to:
  Cross Asset Management Limited                   David E. Schulman, Esq.
      3 New Burlington Street                       Brian M. McCall, Esq.
          London W1S 2JF                                   Dechert
          United Kingdom                               2 Serjeants' Inn
        011 44 207 292 5110                            London EC4Y 1LT
                                                       United Kingdom
                                                     011 44 207 583 5353

                   ------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 28, 2001
                   ------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-a(a) for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 92552X-106                    13D                         Page 2 of 6

1.   NAME OF REPORTING PERSON S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

                                                  Cross Asset Management Limited

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]

                                                                         (b) [ ]
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS*
                                         00-Funds of Investment Advisory Clients

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5.   CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                             [ ]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                                                               England and Wales

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7.   SOLE VOTING POWER 789,810

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8.   SHARED VOTING POWER

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9.   SOLE DISPOSITIVE POWER
                                                                         789,810

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10.  SHARED DISPOSITIVE POWER

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                         789,810

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [  ]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                            8.0%

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14.  TYPE OF REPORTING PERSON*
                                                                          IA, CO

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 92552X-106                 13D                             Page 3 of 6


     This Amendment No.1 amends the Schedule 13D (the "Schedule 13D") filed on March 1, 2001, by Cross Asset Management Limited ("CAM" or the "Reporting Person"), a company organized under the laws of England and Wales, with respect to common stock, par value $.01 per share, of Vialog Corporation, a Massachusetts corporation, with principal executive offices located at 32 Crosby Drive, Bedford, MA 01730.

Item 4.  Purpose of Transaction

     The Reporting Person acquired the shares of Common Stock reported as beneficially owned in Item 5 below for investment pursuant to the respective investment guidelines of its clients. Neither the Reporting Person, nor to the best of its knowledge, any of the persons named in Annex A, has any plan or proposal which would relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of Issuer

     (a),(b) and (e) Item 5(a),(b) and (e) is amended to read as follows: On March 22, 2001, March 23, 2001 and March 28, 2001, the Reporting Person sold 40,000, 100,000 and 50,000 shares of Common Stock, respectively, in open market transactions. Pursuant to the Proxy Statement/Prospectus dated February 12, 2001 filed with the SEC, the Reporting Person believes that as of February 1, 2001, the Company had 9,902,496 shares of Common Stock issued and outstanding. For purposes of Rule 13d-3 promulgated by the SEC under the Securities Exchange Act of 1934, as amended, as a result of these transactions, CAM may be deemed to be the beneficial owner of 789,810 shares of Common Stock (which represents approximately 8.0% of such class) by virtue of its ability to direct the voting or disposition of the shares of Common Stock acquired by it in its capacity as investment advisor for its clients.

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***
CUSIP No. 92552X-106                 13D                             Page 4 of 6

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 29, 2001                          CROSS ASSET MANAGEMENT LIMITED

                                        By:      /s David Linsley
                                           --------------------------------
                                             David Linsley
                                             Chief Finance Officer

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CUSIP No. 92552X-106                 13D                             Page 5 of 6

                                     Annex A


            Executive Officers and Directors of the Reporting Person
                                                                         <C


Name         Position   Principal Occupation      Citizenship            Principal Business in which such
                        and Business Address                                    employment is conducted

David        Chief      Investment Advisor,       United Kingdom         3 New Burlington Street, London  W1S
Linsley      Finance    3 New Burlington Street,                            2JF, United Kingdom
             Officer    London  W1S 2JF,
                        United Kingdom

Roderick     Managing   Investment Advisor,       United Kingdom         3 New Burlington Street, London  W1S
Campbell     Director   3 New Burlington Street,                            2JF, United Kingdom
                        London  W1S 2JF,
                        United Kingdom

Neil         Director   Publishing                United Kingdom         3 New Burlington Street, London  W1S
Mendoza                 3 New Burlington Street,                            2JF, United Kingdom
                        London  W1S 2JF,
                        United Kingdom

Mr. Seighart Director   Publishing                United Kingdom         3 New Burlington Street, London  W1S
                        3 New Burlington Street,                            2JF, United Kingdom
                        London  W1S 2JF,
                        United Kingdom


CUSIP No. 92552X-106                 13D                             Page 6 of 6

                                                                         ANNEX B

                   List of transactions in Vialog Common Stock
                   -------------------------------------------

The following transactions were effected by CAM as investment advisor for the accounts of its customers. All transactions were brokerage transactions.

Date             Number of Shares     Price per Share          Purchase/Sale
01/16/2001          12,096                $ 9.03                  Purchase
01/16/2001           2,304                $ 9.03                  Purchase
01/19/2001           8,400                $ 9.02                  Purchase
01/19/2001           1,600                $ 9.02                  Purchase
02/02/2001           6,010                $ 9.59                  Purchase
02/06/2001           5,100                $10.03                  Purchase
02/20/2001           5,740                $ 8.77                  Purchase
02/20/2001           1,260                $ 8.77                  Purchase
02/27/2001             820                $ 7.67                    Sale
02/27/2001             180                $ 7.67                    Sale
02/28/2001          16,974                $ 6.28                  Purchase
02/28/2001           3,726                $ 6.28                  Purchase
03/01/2001          10,414                $ 6.03                  Purchase
03/01/2001           2,286                $ 6.03                  Purchase
03/02/2001          52,890                $ 6.02                  Purchase
03/02/2001          11,610                $ 6.02                  Purchase
03/05/2001          19,926                $ 7.22                  Purchase
03/05/2001           4,374                $ 7.22                  Purchase
03/06/2001         192,290                $ 8.90                  Purchase
03/06/2001          42,210                $ 8.90                  Purchase
03/08/2001          61,500                $ 8.28                  Purchase
03/08/2001          89,000                $ 9.15                  Purchase
03/22/2001          32,800                $ 7.27                    Sale
03/22/2001           7,200                $ 7.27                    Sale
03/23/2001          82,000                $ 7.47                    Sale
03/23/2001          18,000                $ 7.47                    Sale
03/28/2001          41,000                $ 7.27                    Sale
03/28/2001           9,000                $ 7.27                    Sale